UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
         ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
DCFC Holdings, LLC

Legal status of issuer

         Form
         Limited Liability Company

         Jurisdiction of Incorporation/Organization
         Michigan

         Date of organization
         January 1, 2015

Physical address of issuer
3401 E. Lafayette, Detroit, MI 48216

Website of issuer
http://www.detcityfc.com

Current number of employees
61

Summary financial information is provided below for the most recent fiscal year ended December 31, 2023 and prior fiscal year ended December 31, 2022.

	Most recent fiscal year-end December 31, 2023	Prior fiscal year-end December 31, 2022
Total Assets	$6,966,904	$9,130,894
Cash & Cash Equivalents	$1,620,115	$3,672,253
Accounts Receivable	$90,000	$93,438
Short-term Debt	$62,640	$15,808
Long-term Debt	$1,060,688	$628,196
Revenues/Sales	$4,464,786	$3,401,728
Cost of Goods Sold	$672,097	$580,135
Taxes Paid	N/A	N/A
Net Income	-$2,277,265	-$2,905,135


May 17, 2024

FORM C-AR

DCFC HOLDINGS, LLC



ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2023


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by DCFC Holdings, LLC, a Michigan limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC"), pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended, for the fiscal year ended December 31, 2023.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.detcityfc.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.


The date of this Form C-AR is May 17, 2024.


THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

TABLE OF CONTENTS

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the exhibits hereto.

DCFC Holdings, LLC, referred to herein as the "Company," as well as references to "we," "us," or "our", is a Michigan limited liability company that was formed on January 1, 2015.

The Company is located at 3401 E. Lafayette, Detroit, MI 48216.

The Company's website is https://www.detcityfc.com/.

The information available on or through our website is not a part of this Form C-AR.

The Company owns and operates Detroit City Football Club, a men's professional soccer team playing in the USL Championship Soccer League in North America, and a women's soccer team playing in the USL W League. The Company manages and licenses its trademark portfolio associated with the Detroit City Football Club. The Company also organizes adult recreational soccer leagues and youth league soccer throughout Michigan.

DIRECTORS, OFFICERS AND EMPLOYEES

Managers and Officers

The managers and officers of the Company are listed below along with (i) all positions and offices held by such individual at the Company, (ii) the principal occupation of such individual, (iii) the educational background and qualifications of such individual, and (iv) the employment responsibilities of such individual for the past three (3) years.

Sean Mann, Manager and Chief Executive Officer (2011 – Current)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:

Chief Executive Officer, Founder & Co-Owner
Detroit City FC
2011 – Current

Education:

University of Bristol (MSc International Relations)
Kalamazoo College (BA History and Physics)

Alexander Wright, Manager and Chief Creative Officer (2011 – Current)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:

President and Lead Producer at Good Problem Productions

Education:

University of Michigan (BA Degree, Film & Video, Italian)

Todd Kropp, Manager and Chief Operating Officer (2011 – Current)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:

Group Practice Director Henry Ford Health System
May 2017 – October 2019

Education:

University of Michigan (Master's degree, Health Management & Policy)
Allegheny College (BA Degree, Political Science/Mathematics)

David Dwaihy, Manager (2011 – Current)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:

University Liggett School
September 2002 – Present

Education:

Kalamazoo College (BA Degree, Mathematics)

Mike Lasinski, Manager (2018-Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:

Senior Managing Director, Ankura
December 2019 - Present

Education:
University of Michigan (B.S.E.E., Electrical Engineering) (MBA, Finance, Accounting)

Matthew Schrecengost, Manager (2021- Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:

Chief Operation Officer, Jump Trading

Education:

Furman University (Bachelor of Art)
Depaul University (Masters of Business Administration)

T.J. Winfrey, Chief of Partnerships (2020 – Current)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:

Major League Soccer, Director Digital Media Partnerships
September 2018-November 2020

Education:

Columbia Business School (Master of Business Administration)

University of Michigan (Bachelor of Business Administration, BA Sport Management)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Michigan law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company had 61 employees in Michigan, as of December 31, 2023.

BUSINESS AND BUSINESS PLAN

Description of the Business

The Company owns and operates Detroit City Football Club, a men's professional soccer team playing in the USL Championship Soccer League in North America, and a women's soccer team playing in the USL W League. The Company also organizes adult recreational soccer leagues and youth league soccer throughout Michigan.

History of the Business

Detroit City Football Club was founded in 2012 as an amateur soccer team in Detroit, Michigan. Over the years, Detroit City Football Club has progressed to professional status, playing in the USL Championship league, the division II league in the U.S. Soccer hierarchy. The club motto, Passion for Our City, Passion for the Game, evokes the three ideas the grassroots organization was built upon: to satisfy the demand for soccer in Detroit, represent the City in a positive light, and build community through "the beautiful game."

The Company's Services

Product / Service	Description	Current Market
Ticket Sales	The core driver of all revenue for the organization is in-person attendance through ticket sales. Keyworth Stadium allows the club to sell up to 7231 tickets per game when there are no pandemic related restrictions in place.	The move to USL Championship for the men's side saw a marked increase in the number of matches and a longer season, as well as an increase in credibility and reach in the marketplace. Attendance increased with the club's first ever pre-match sell out and 4 of the 10 largest crowds in club history. However most ticket prices were set in the Fall of 2021, prior to joining the league, so revenue was far below league averages placing the club at a competitive disadvantage.
Corporate Partnership Revenue	Partnerships with other business entities looking to engage the club's fanbase is one of the key sources of revenue for the club. This engagement primarily takes place through in-stadium	The move to USL Championship brought greater exposure to the club's sponsorship assets, increasing their value. However most sponsorships were sold in Fall 2021 prior to the change

Product / Service	Description	Current Market
	activations, television broadcasts, and social media.	in leagues, meaning they were undervalued given the increased exposure.
Merchandise Sales	The Company offers a range of team apparel and branded accessories.	For the 2023 season, the Company sold team merchandise at its retail shop at City Fieldhouse, at all home matches, through its online store, and new retail store opened in Downtown Detroit on Capitol Park. With the new retail space, larger matchday attendance, and more quality offerings, the club saw a 3.2% increase in gross merchandise sales
Youth and Recreational Soccer	The Detroit City Futbol League is the adult coed recreational soccer league and is a subsidiary of the Company. In addition, the Company has partnered with four youth soccer organizations who participate as youth affiliates.	The Company saw its recreational and youth soccer programs in 2023 meet and exceed pre-pandemic levels. The Company continues to look at opportunities for expanding its footprint in southeastern Michigan through additional partnerships with like-minded youth soccer organizations.

Competition

Given that Detroit City Football Club's season overlaps with Major League Baseball, the National Basketball Association, and to a limited extent, the National Football League and the National Hockey League, the Company's primary competitors for viewers and ticket purchasers are the other professional sporting organizations in Michigan. Through its agreement with the USL Championship, Detroit City Football Club has an exclusive territory located in Southeastern Michigan, which prevents other division II soccer teams in the USL system from competing for Detroit City Football Club's principal fan base.

Customer Base

The Company's customer base is one of the most passionate and loyal in all of U.S. professional sports. Detroit City Football Club matches are often near capacity crowds, and the stands are filled with passionate supporters. Detroit City Football Club matches are televised across the State of

Michigan, as well as nationally on ESPN+, and the market share for these televised matches has increased dramatically.

Intellectual Property

Trademarks:

Application or Registration #	Goods / Services	Mark	Registration Date	Country
4745317	Classes: 6, 21, 25 & 41	**DETROIT CITY FC**	5/26/2015	United States
4745316	Classes: 25 & 41	**DETROIT CITY FOOTBALL CLUB**	5/26/2015	United States
4815673	Classes: 25 & 41	**DCFC**	9/22/2015	United States
4599946	Class: 16		9/9/2014	United States

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Alcohol sales at games	Michigan Liquor Control Commission	License	1-day non-profit licenses on match by match basis	April 2021

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Fire Inspection	City of Hamtramck	Inspection		April 2021

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities with the following terms:

Type of security	Class A Units
Amount outstanding	117,525
Voting Rights	Yes
Anti-Dilution Rights	No

Type of security	Class B Units
Amount outstanding	12,000
Voting Rights	No
Anti-Dilution Rights	No

Ownership

David Dwaihy, Todd Kropp, Sean Mann, Alexander Wright, A2 Intellectual Properties, LLC, H Block LLC, and Richert Family LLC, together, are all of the owners of Class A Units of the Company.

XX Investments, LLC is the owner of all of the Class B Units of the Company.

Listed below are the beneficial owners of the Company's outstanding units, along with their respective percentage interests.

Name	Percentage Owned
David Dwaihy	11.86%
Todd Kropp	11.86%
Sean Mann	11.86%
Alexander Wright	11.86%
A2 Intellectual Properties, LLC	11.86%
H Block, LLC	24.03%

Name	Percentage Owned
Richert Family LLC	7.41%
XX Investments, LLC	9.26%

RISK FACTORS

Risks Related to the Company's Business and Industry, Its Plans and Operations

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our programs or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience and talent to attract ticket sales, merchandise and additional sponsorships.

Recruiting and retaining highly qualified personnel and players is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. If we experience difficulties in hiring and retaining personnel in key positions, the team could not be as competitive, and we could lose customers and sales, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Additionally, a significant component of the Company's operations correlates to the quality of players attached to Detroit City Football Club (the "Team"). The Team will likely perform better if it is made up of high quality players. If the Team performs well, this will likely result in more revenue for the Company stemming from ticket sales, merchandise and additional sponsorships.

Injuries incurred by players could negatively impact the Team's performance and the Company's revenue; injuries incurred by Detroit City FC patrons could negatively impact the Company's reputation.

Player injuries are a risk taken on by all professional sports teams and Detroit City Football Club players are not immune. If a member of the Team is injured, it may weaken the performance of the team as a whole and detract from game day attendance and correspondingly revenue for the Company. An additional risk specific to the Company also applies to the fans attending Detroit City Football Club games. Game attendees are often exuberant fans and show their support for the Team in ways that may unintentionally cause injury to other patrons. This could lead to liability claims, which in turn could harm the Company's reputation and be costly.

The Company faces intense direct and indirect competition from other sports venues and recreational venues located in Detroit; increased competition in these areas could have a negative impact on the Company's performance.

The sports and entertainment industry is highly competitive. There are a great number of businesses in the Detroit metropolitan area that compete directly and indirectly with the Company, including bars, restaurants, and professional, collegiate, and amateur sports teams. Many of these entities are larger and have significantly greater financial resources than does the Company. These businesses along with other entertainment establishments, including bowling, billiards, and other recreational activities may draw from the same crowd as the Company does. In addition to this existing competition, the Company may face additional competition in the future, which may have an adverse effect on the profitability of the Company.

Forward-looking projections regarding Company operations and performance may not materialize into actual Company performance and results.

The projected results of the Company's business operations as reflected in the Form C filed in 2020 are based upon certain assumptions and estimates made by the Company. Actual future financial performance and operating results of the Company will be subject to fluctuations resulting from a number of factors, many of which are outside the Company's control. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results.

The Company does not have "key person" insurance, and the loss of any of the key people could have a negative impact on the Company.

The success of the Company is dependent on the creative vision of the owners and the creative efforts of a limited number of key people. The Company has not purchased "key person" insurance on any individual. The Company has also not made any arrangements to replace any individual in the event of death or disability. The loss of an owner or key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our branding, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brand. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our offerings, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The unknown future of the economy.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The Company relies on key personnel.

The Company's success depends substantially on the efforts of the Board of Managers (the "Board") of the Company. The Company does not have an established plan to replace these persons in the case of death or disability, although this risk is mitigated to some extent by the skills and experiences of the other members of the Board. The Company's success also depends on its ability to recruit, train, and retain qualified staff. The loss of the services of any key personnel or the Company's inability to recruit, train and retain qualified staff may have a material adverse effect on the Company's business and financial condition.

The control of the Company and all of its operations are, and will remain, solely with its Board and Class A Members and investors have no voting rights.

Investors must rely upon the judgment and skills of such persons. Purchasers of the securities will have no vote and no control over the management and affairs of the Company. As investors in the offering conducted by the Company in 2021 pursuant to Regulation CF (the "2021 Offering") only purchased Class B Units which have no voting rights, investors must rely on members holding Class A Units (i) to elect qualified managers and (ii) rely on the Board to make strategic and operational decisions that will enable the Company to succeed.

Risks Related to Regulation Crowdfunding and the Securities

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the 2021 Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C-AR is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it is related to the 2021 Offering.

Neither the 2021 Offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon the 2021 Offering, the Company, or any of the securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of the 2021 Offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on the securities offered in the 2021 Offering and the Company is not required to pay cash distributions to its investors.

No assurance can be given that investors will realize a substantial return on investment, or any return at all, or that investors will not will not lose a substantial portion or all of the investment. For this reason, each prospective investor should carefully read all disclosure materials in connection with the 2021 Offering, this Form C-AR in its entirety, and all exhibits attached hereto. The Company is not required to, and there is no guarantee that the Company will pay cash distributions on the securities in any year or at all. Investors may be required to hold their investment indefinitely without receiving any cash distributions.

Investors will have limited opportunities for exit.

Investors have very limited opportunities for exit, it is unlikely that there will ever be substantial secondary market trading in the Company's securities, and investors' ability to sell their securities are further limited by significant transfer restrictions under applicable securities laws and the terms of the subscription agreement submitted in connection with the 2021 Offering.

INDEBTEDNESS

The Company has the following debt outstanding:

Type of debt	Private loans
Name of creditor	Individual lenders - 8 total
Amount outstanding (as of 12/31/2023)	$64,111.38
Interest rate and payment schedule	8% interest, biannual payment
Amortization schedule	Initiated in 2019, 5.5 year term with 6 month initial interest only
Describe any collateral or security	No collateral or security
Maturity date	9/1/2024
Other material terms	None

Type of debt	EIDL Loan
Name of creditor	SBA U.S. Treasury
Amount outstanding (as of 12/31/2023)	$500,000
Interest rate and payment schedule	3.75% interest, deferred payments until 2023
Amortization schedule	Initiated 5/20/20, 30 year term
Describe any collateral or security	The loan is secured by all of the Company's tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The

	security interest includes all accessions, attachments, accessories, parts, supplies and replacements for the collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Maturity date	5/20/2050
Other material terms	None

The total amount of outstanding debt of the company as of December 31, 2023 was $1,060,688.

PAST EXEMPT OFFERINGS OF THE COMPANY

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offerings
Class B Units	12,000	$1,485,000	Sales, Marketing, Upkeep and Inventory	January 28, 2021	CF/D
Class A Units	11,245	$4,000,000	Sales, Marketing, Upkeep and Inventory	November 3, 2021	4(a)(2)
Class A Units	11,245	$4,000,000	Sales, Marketing, Upkeep and Inventory	March 28, 2022	4(a)(2)
Class A Units	8,635	$2,500,00	Sales, Marketing, Upkeep and Inventory	December 23, 2022	4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- Good Problem Productions LLC: video productions services
- Detroit City Clubhouse LLC: team meals, concessionaire for home match days
- Detroit City Fieldhouse LLC: rent for front office space, club shop, and team locker room.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

FINANCIAL INFORMATION

Please see the summary financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Results of Operations

Since the conclusion of the Regulation CF raise, the Company has continued to grow with the move to the USL for the 2022 season. The Company now operates under greater minimum standards established by the league as well as a higher level of professionalism on and off the field across the organization with new hires among the front office and technical staff.

Liquidity and Capital Resources

On January 28, 2021 the Company conducted an offering pursuant to Regulation CF and raised $1,485,000.00.

On March 28, 2022 the company raised $4,000,000.00 through a private offering pursuant to the section 4(a)(2) exemption. On December 23, 2022 the company raised an additional $2,500,000.00 through private offering pursuant to the section 4(a)(2) exemption. These capital raises provided capital operating funds for playing in a higher level league.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering: SBA Loan

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board.

Material Changes and Other Information

None.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF may not be transferred by any investor during the one-year holding period beginning when the securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

COMPLIANCE WITH REPORTING OBLIGATIONS

The Company filed a late Form C-AR for fiscal year ended December 31, 2021, but has otherwise not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

DCFC HOLDINGS, LLC

By:/s/ Sean Mann
_____
Sean Mann, Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated. Mr Mann, Mr. Kropp, Mr. Wright and Mr. Dwaihy comprise a majority of the members of the Company's Board of Managers.

Name and Signature	Title	Date
/s/ Sean Mann Sean Mann	Chief Executive Officer & Manager	May 17, 2024
/s/ Todd Kropp Todd Kropp	Chief Operating Officer & Manager	May 17, 2024
/s/ Alexander Wright Alexander Wright	Chief Creative Officer & Manager	May 17, 2024
/s/ David Dwaihy David Dwaihy	Manager	May 17, 2024

I, Sean Mann, being the Chief Executive Officer of DCFC Holdings LLC, a Michigan limited liability company (the "Company"), hereby certify as of this date that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2023 and the related statements of income (deficit), members' capital and cash flows for the year ended December 31, 2023 and the related notes to said financial statements (collectively, the "Financial Statements"), are true and complete in all material respects.

/s/Sean Mann
(Signature)

Sean Mann
(Name)

Chief Executive Officer
(Title)

May 17, 2024
(Date)

EXHIBITS

Exhibit A   Financial Statements

Index to Financial Statements

DCFC HOLDINGS, LLC

STATEMENTS OF OPERATION

FOR YEARS ENDED DECEMBER 31, 2022 AND 2023

REVENUE		2022		2023
DCFL	$	62,764	$	64,316
Ticket Revenue	$	1,357,846	$	1,743,208
Merchandise	$	897,379	$	925,180
Concessions	$	157,197	$	143,475
Youth soccer programs	$	86,620	$	105,358
Sponsorship - general	$	830,988	$	1,483,250
Total Gross Revenue	**$**	**3,392,794**	**$**	**4,464,786**

COST OF GOODS SOLD				
Tickets	$	6,257	$	80,424
Merchandise	$	534,248	$	552,996
Concessions	$	494	$	-
Sponsorship	$	59,969	$	38,676
Total COGS	**$**	**600,968**	**$**	**672,097**
Gross Profit	**$**	**2,791,826**	**$**	**3,792,689**

EXPENSES		2022		2023
Staff travel	$	14,399	$	34,383
Facility maintenance	$	221,552	$	115,619
Office lease	$	132,568	$	131,094
Office expenses			$	107,085
Professional services (legal, accounting)	$	89,871	$	158,742
Soccer equipment & field maintenance	$	5,987	$	17,144
Training facility fees	$	6,477	$	10,234
Men's player housing & meals	$	166,613	$	134,014
Wages (FO, players, coaching staff)	$	2,259,232	$	2,996,775
Home game costs	$	272,672	$	243,301
Team Travel	$	514,223	$	676,727
Marketing & advertising	$	166,942	$	140,888
Uniforms & team gear	$	179,911	$	137,992

League fees	$	797,370	$	597,116
Workers comp insurance	$	11,370	$	48,429
Match day broadcast & media	$	491,869	$	338,574
Insurance coverage	$	13,916	$	6,566
USL Academy	$	-	$	80,490
DCFL/Youth misc expenses			$	27,134
Supplies	$	20,013	$	40,142
Interest expense	$	31,827	$	27,506
Total Operating Expenses	**$**	**5,396,812**	**$**	**6,069,954**
Operating Income (Loss)	**$**	**(2,604,986)**	**$**	**(2,277,265)**

DCFC HOLDINGS, LLC

BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

	As of December 31, 2022	As of December 31, 2023
ASSETS		
Current Assets		
Bank Accounts	$ 3,672,253.32	$ 1,620,115.41
Accounts Receivable	93,438.00	90,004.00
Other Current Assets	270,791.61	354,149.11
Fixed Assets		
Accum. Amortization	-256,508.34	-599,165.88
Accum. Depreciation	-758,632.82	-794,883.48
Fixed Assets	833,417.08	907,548.75
402310 Holdings LLC		113,000.00
Section 754 Step-up Asset	136,273.00	136,273.00
Section 754 Step-up Goodwill	139,863.00	139,863.00
Total Fixed Assets	$ 94,411.92	-$ 97,364.61
Other Assets		
Franchise Fee	5,000,000.00	5,000,000.00
TOTAL ASSETS	$ 9,130,894.85	$ 6,966,903.91
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	37,144.35	344.35
Credit Cards	12,995.95	62,640.96
Other Current Liabilities		
Accrued Interest	0.00	3,750.00
Accrued Rent	13,756.70	8,705.70
Sales Tax Agency Payable	2,812.47	2,004.04
Unearned Revenue	460,384.52	419,823.60
Total Other Current Liabilities	$ 476,953.69	$ 434,283.34
Total Current Liabilities	$ 527,093.99	$ 497,268.65
Long-Term Liabilities	628,196.41	1,060,688.03
Total Liabilities	$ 1,155,290.40	$ 1,557,956.68
Equity		
Member Equity	11,985,005.20	11,985,005.20
Member's Equity	-1,104,265.60	-3,973,400.75
Net Income	-2,905,135.15	-2,602,657.22
Total Equity	$ 7,975,604.45	$ 5,408,947.23
TOTAL LIABILITIES AND EQUITY	$ 9,130,894.85	$ 6,966,903.91

DCFC HOLDINGS, LLC

STATEMENTS OF CASH FLOWS

FOR YEARS ENDED DECEMBER 31, 2022 AND 2023

	2022	2023
OPERATING ACTIVITIES		
Net Income	-2,905,135.15	-2,602,657.22
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)	-29,563.97	3,434.00
Employee Retention Credits		58,980.34
Inventory Asset - Brick & Mortar Store	-94,132.71	-108,873.84
Inventory Asset - Online Store	-46,680.66	-8,163.07
Prepaid Expenses	11,500.00	-25,300.93
Accum. Amortization	189,879.76	342,657.54
Accum. Depreciation	217,903.48	36,250.66
Accounts Payable		-36,800.00
Chase Credit Card	1,865.40	60,775.56
Chase credit card 9327	-13,048.96	-11,130.55
Accrued Interest	0.00	3,750.00
Accrued Rent	13,756.70	-5,051.00
Sales Tax Agency Payable: Sales tax payable	458.23	-808.43
Unearned Revenue: Unearned Revenue	-215,266.00	
Unearned Revenue: Unearned Revenue - season tickets	326,050.52	-6,226.92
Unearned Revenue: Unearned Revenue - sponsorship	118,334.00	-18,334.00
Unearned Revenue: Unearned Revenue - VIP Suites	16,000.00	-16,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 497,055.79	$ 269,159.36
Net cash provided by operating activities	-$ 2,408,079.36	-$ 2,333,497.86
INVESTING ACTIVITIES		
Fixed Assets: Land - Tax Life 15 Years	-67,535.00	-9,050.00
Fixed Assets: Personal Property - Tax Life 7 Years	-23,105.60	-11,697.00
Fixed Assets: Stadium - Tax Life 15 Years	-90,519.19	-53,384.67
Franchise Fee	-2,500,000.00	-
402310 Holdings LLC	-	-113,000.00
Net cash provided by investing activities	-$ 2,681,159.79	-$ 187,131.67

F-5

FINANCING ACTIVITIES

Notes Payable: Notes Payable	-346,415.25	-67,508.38
Notes Payable-new financing	6,850,005.20	500,000.00
Member's Equity	0.00	36,000.00
Net cash provided by financing activities	**$ 6,503,589.95**	**$ 468,491.62**
Net cash increase for period	**$ 1,414,350.80**	**-$ 2,052,137.91**
Cash at beginning of period	2,257,902.52	3,672,253.32
Cash at end of period	**$ 3,672,253.32**	**$ 1,620,115.41**

DCFC HOLDINGS, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2023

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND COMPANY OPERATIONS

The following is a summary of certain accounting policies followed in the preparation of these financial statements. The policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Company Operations

DCFC Holdings, LLC, a Michigan limited liability company, is a live sports and entertainment business engaged in soccer sporting and entertainment events. The Company primarily plays and entertains in Detroit, Michigan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company, from time to time during the years covered by these financial statements, may have bank balances in excess of its insured limits. Management has deemed this as a normal business risk.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Accounts Receivable/Allowance for Doubtful Accounts

The Company carries its accounts receivable at invoiced amount less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts when deemed necessary. Management accounts for bad debts on the reserve method computed on prior experience and management’s estimate of collectability of each account. The Company does not accrue interest on late receivables. Generally, the Company does not require collateral on its accounts receivable. At December 31, 2023, there was no allowance for doubtful accounts.

Inventory Valuation

Inventories are stated at the lower of cost, as determined on a FIFO basis, or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal, and transportation. Inventory consists of sporting apparel and merchandise.

Property and Equipment

Management capitalizes expenditures for property and equipment. Expenditures for maintenance and repairs are charged to expense. Acquisition of property and equipment are recorded at cost. Adjustments of the asset and the related accumulated depreciation and amortization accounts are made for property and equipment retirements and disposals, with the resulting gain or loss included in the statements of operations.

Sales and Use Taxes

The Company records sales net of sales and use taxes.

Revenue Recognition

The Company recognizes revenue at the amount to which it expects to be entitled when control of the goods or services is transferred to the customer. Control is generally transferred when the Company has a present right to payment and title and the significant risks and rewards of ownership of goods or services are transferred to its customers. For most of the Company's service revenue, control transfers over time as services are delivered. For the Company's merchandise revenue, control transfers when goods are shipped or sold on site.

Sponsorship Income

The Company has arrangements with multiple performance obligations, which may derive revenues for each of the Company's streams within a single arrangement. Payment terms for such arrangements can vary by contract, but payments are generally due in installments throughout the contractual term. The performance obligations included in each sponsorship agreement vary and may include various advertising benefits such as, but not limited to, signage at the Company's facilities, digital advertising, event or property specific advertising, as well as non-advertising benefits such as event tickets. To the extent the Company's arrangements provide for performance obligations that are consistent over the contractual term, such performance obligations generally meet the definition of a series as provided for under the accounting guidance. If performance obligations are concluded to meet the definition of a series, the contractual fees for all years during the contract term are aggregated and the related revenue is recognized proportionately as the underlying performance obligations are satisfied. All of the Company's sponsorship revenue has been determined to fall under the definition of a series.

Ticket Revenue

The Company's sports team derive event related revenues principally from ticket sales which are recognized as the related games occur. Suite license arrangements are generally one year fixed fee arrangements. Payment terms for suite license arrangements can vary by contract, but payments are generally due in installments prior to each license year. The Company's performance obligation under such arrangements is to provide the licensee with access to the suite when events occur. The Company accounts for the performance obligation under these types of arrangements as a series and, as a result, the related suite license fees for all years during the license term are aggregated and revenue is recognized proportionately over the license period as the Company satisfies the related performance obligation. Progress toward satisfaction of the Company's suite license performance obligations is measured as access to the suite is provided to the licensee for each event throughout the contractual term of the license.

Youth Club Fees

The Company has arrangements with affiliate youth soccer clubs, which may derive revenues for each of the Company's streams within a single arrangement. Payment terms for such arrangements can vary by contract, but payments are generally due in installments throughout the contractual term. The performance obligations included in each youth club agreements vary and may include various benefits such as, but not limited to, use of the Company logo, use of practice facilities and the stadium, fundraising events during agreed upon games, as well as non-advertising benefits such as event tickets. To the extent the Company's arrangements provide for performance obligations that are consistent over the contractual term, such performance obligations generally meet the definition of a series as provided for under the accounting guidance. If performance obligations are concluded to meet the definition of a series, the contractual fees for all years during the contract term are aggregated and the related revenue is recognized proportionately as the underlying performance obligations are satisfied. All of the Company's youth club revenue has been determined to fall under the definition of a series.

Merchandise Revenue

The Company earns revenues from the sale of merchandise relating to live entertainment events that take place. The majority of the Company's merchandise revenues are generated through on site sales during performances of live events and through the Company's online store.

The Company's contracts with customers generally do not contain any significant variable Consideration. Amounts collected in advance of the Company's satisfaction of its contractual performance obligations are recorded as a contract liability within deferred revenue and are recognized as the Company satisfies the related performance obligations. As the majority of the Company's contracts are one year or less, the Company has elected not to disclose information about the remaining performance obligations for contracts that have original expected durations of one year or less.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2023 was $134,837.

Income Taxes

The Company has been organized as a limited liability company, which is not a tax paying entity for federal and state income tax purposes. Instead, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income. Accordingly, no provision for federal or state income taxes has been reflected on the financial statements. The members may receive distributions for income taxes.

NOTE 2 — RELATED PARTY TRANSACTIONS

The Company has a liquor license agreement with a related party under common ownership from which it receives a flat fee on all match day concession sales. During the year ended December 31, 2023, the Company recognized commission revenue in the amount of $138,000.

During the year ended December 31, 2019, the Company entered into a licensing agreement with a related party through common ownership for the use of certain trademarks and logos. The agreement requires that the Company pay a 3% royalty on all merchandise revenue received, and a 50% royalty on all sublicensing revenue. The Company and the related party agreed to delay the royalty payment for 2023 until 2024.

NOTE 3 — LONG TERM DEBT

During the year ended December 31, 2019, the Company entered into various notes payable with unrelated third parties totaling $310,000. The notes are unsecured, bear interest at 8%, require semiannual payments in amounts ranging from $3,082 to $7,397, and mature at various dates through September 2024. At December 31, 2023 the Company owed $64,111.38.

During the year ended December 31, 2019, the Company entered into a note payable through the United States Small Business Association under the EIDL program in the amount of $500,000. The note is unsecured, bears interest at 3.5%, and requires monthly payments as of July 2023 until it matures in 2053. The outstanding balance on this note amounted to $500,000 as of December 31, 2023 as initial payments are applied to accrued interest.

During the year ended December 31, 2023, the Company entered into a note payable with a related third party totaling $500,000. The note is unsecured, bears interest at a rate of 6% with an initial 24 month interest only period followed by annual interest only payments for years three to five, and a final balloon payment due at the end of year five. The funding will be used to support general operations of the club and strategic growth opportunities.

NOTE 4 — OPERATING LEASES

During 2023, the Company leased a sporting facility from a related party through common ownership under an operating lease agreement that requires monthly payments of $8,200. Total rent expense for the years ended December 31, 2023 was $98,400.

During the years ended December 31, 2019 and 2018, the Company leased residential apartments for player housing from unrelated third parties. The lease agreements require monthly rent payments that range from $1,001 to $2,000, and mature at various dates through November 2020.

Total rent expense for the years ended December 31, 2019 and 2018, was $68,106 and $22,244, respectively.

During the years ended December 31, 2019 and 2018, the Company leased a stadium from an unrelated third party under an operating lease agreement that matures November 2035. The agreement required the Company to make specific leasehold improvements as outlined in the agreement prior to May 31, 2016. The lease agreement also requires a one-time payment of $1 during the initial lease term, and requires the Company to pay for all costs of maintenance and improvements to the stadium. The initial lease term is through October 2025. There were no rental payments on this lease during the year ended December 31, 2023.

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